Filed Pursuant to Rule 424(b)(3)
Registration Statement No.333-155535

Addendum to the accompanying Amendment No. 3 to Pricing Supplement dated September 24, 2009.

JPMORGAN CHASE & CO.

Alerian MLP Index ETN due May 24, 2024

This addendum supplements the accompanying Amendment No. 3 to Pricing Supplement dated September 24, 2009 (the "Pricing Supplement") of JPMorgan Chase & Co., which contains the specific terms relating to the Alerian MLP Index ETN due May 24, 2024, which we refer to as the ETNs, that were issued by JPMorgan Chase & Co. You should read this addendum and the accompanying Pricing Supplement together with the accompanying Product Supplement no. 163-A-I dated March 13, 2009 (the "Product Supplement"), Prospectus dated November 21, 2008 (the "Prospectus") and Prospectus Supplement dated November 21, 2008 (the "Prospectus Supplement"). The ETNs are currently listed on the NYSE Arca, Inc. under the ticker "AMJ."

On and after October 7, 2009, Annex B on page PS-16 of the Pricing Supplement (Form of Repurchase Confirmation) will be replaced in its entirety by Annex B to this addendum.

Investing in the ETNs involves a number of risks. See "Risk Factors" beginning on PS-11 of the accompanying Product Supplement and "Selected Risk Considerations" beginning on page PS-3 of the accompanying Pricing Supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the ETNs or passed upon the accuracy or the adequacy of this addendum, the accompanying Pricing Supplement, Product Supplement, Prospectus Supplement or Prospectus. Any representation to the contrary is a criminal offense.

The ETNs are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. The ETNs are ***not*** *guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.*

J.P.Morgan

Addendum dated October 7, 2009.

FORM OF REPURCHASE CONFIRMATION

Dated:
JPMorgan Chase & Co.

J.P. Morgan Securities Inc., as Note Calculation Agent

Fax: 917-456-3471

Dear Sirs:

    The undersigned holder of JPMorgan Chase & Co.'s $_____ Medium-Term Notes, Series E, Alerian MLP Index ETN, CUSIP No. 46625H365, subject to repurchase for a cash amount based on the VWAP Level of the Index (the "notes") hereby irrevocably elects to exercise, on the Repurchase Date of _____, 20__* with respect to the number of the notes indicated below, as of the date hereof, the right to have you repurchase the notes as described in the product supplement no. 163-A-I relating to the notes (the "Supplement"). Terms not defined herein have the meanings given to such terms in the Supplement.

    The undersigned certifies to you that it will (i) instruct its DTC custodian with respect to the notes (specified below) to book a delivery versus payment trade on the relevant Repurchase Valuation Date with respect to the number of notes specified below at a price per note equal to the applicable Repurchase Amount, facing DTC 352 and (ii) cause the DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 am. New York City time, on the Repurchase Date.

* Subject to adjustment as described in the Supplement.

Very truly yours,
[NAME OF HOLDER]

Name:
Title:
Telephone:
Fax:
Email:

Number of Notes surrendered for Repurchase: [at least 50,000]

DTC # (and any relevant sub-account):

Contact Name:
Telephone:

[Note to Holder: You must request that we repurchase at least 50,000 notes at one time in order to exercise your right to have us repurchase your notes on any Repurchase Date.]